EXHIBIT 99.1

Not for Dissemination in the United States or for Distribution to U.S.
Newswire Services
GOLD STANDARD CLOSES C$10,725,000 FINANCING
September 5, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN: GSV) ("Gold Standard" or the "Company") is pleased to announce that it has closed the non-brokered private placement previously announced on August 28, 2018 (the "Private Placement") for aggregate gross proceeds of C$10,723,347 following the issuance of 5,230,901 common shares in the capital of the Company ("Shares") at a price of C$2.05 per Share (the "Offering Price"). As a result of positive institutional and retail demand for the Private Placement, the Company amended the previously announced terms of the Private Placement to offer an additional 108,951 Shares at the Offering Price, for additional gross proceeds of C$223,349.
Goldcorp Inc. (TSX: G; NYSE: GG) purchased, as part of the Private Placement, 2,926,829 Shares at the Offering Price for total proceeds of C$5,999,999.45 and now owns 35,325,291 Shares representing approximately 13.60% of the issued and outstanding Shares on a non-diluted basis.
OceanaGold Corporation (TSX: OGC; ASX: OGC) through its wholly-owned subsidiary, 1015776 B.C. Ltd., purchased, as part of the Private Placement, 975,609 Shares at the Offering Price for total proceeds of C$1,999,998.45 and now owns 40,459,161 Shares representing approximately 15.57% of the issued and outstanding Shares on a non-diluted basis.
The net proceeds of the Private Placement will be used for continued exploration and early-stage development at the Company's 100% owned Railroad-Pinion Project and for working capital purposes.
All Shares issued in connection with the Private Placement will be subject to a four-month and one day hold period under applicable securities laws.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.
ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company's premier land package on the Carlin Trend. The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.
Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking information and forward-looking statements (collectively, "forward-looking statements"), which relate to future events or future performance and reflect management's current expectations and assumptions. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option, and the use of proceeds from the Private Placement, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.
CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES
All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for

descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.
On behalf of the Board of Directors of Gold Standard,
"Jonathan Awde"
Jonathan Awde, President and Director
FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com